Exhibit 12

	ONEOK, Inc.
	Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(Unaudited)	2010		2009		2008		2007		2006
	(Thousands of dollars)

Fixed Charges, as defined
Interest on long-term debt	$287,910		$292,768		$254,765		$249,925		$233,152
Other interest	4,594		20,411		44,858		16,115		4,493
Amortization of debt discount, premium and expense	4,623		4,597		4,421		5,710		4,115
Interest on lease agreements	19,289		20,221		29,524		37,448		12,738
Total Fixed Charges	316,416		337,997		333,568		309,198		254,498
Earnings before income taxes and undistributed income of equity method investees	745,354		718,656		771,239		681,169		747,950
Earnings available for fixed charges	$1,061,770		$1,056,653		$1,104,807		$990,367		$1,002,448
Ratio of earnings to fixed charges	3.36	x	3.13	x	3.31	x	3.20	x	3.94	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.